                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

[X]                 ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended     DECEMBER 31, 1999
                          ------------------------------
                                       OR

[ ]               TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to
                               -----------     -----------

Commission file number   33-00579
                       ------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           SOUTHSIDE BANCSHARES CORP.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                             WITH 401 (K) PROVISIONS
                               3606 GRAVOIS AVENUE
                            ST. LOUIS, MISSOURI 63116

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SOUTHSIDE BANCSHARES CORP.
                               3606 GRAVOIS AVENUE
                            ST. LOUIS, MISSOURI 63116

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of the requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal years ended December 31, 1999 and 1998 are presented on pages 2 through 13.



Exhibits:

23b.     Consent of Hopkins & Howard, PC


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        SOUTHSIDE BANCSHARES CORP.
                                        EMPLOYEE STOCK OWNERSHIP PLAN
                                        WITH 401 (k) PROVISIONS


                                        /s/ Thomas M. Teschner
                                        -----------------------------------
                                        Trustee of the Plan and
                                        President & Chief Executive Officer


DATE:  June 27, 2000

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Financial Statements and
Supplemental Materials

Years ended December 31, 1999 and 1998











                         [HOPKINS & HOWARD, P.C. LOGO]

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Table of Contents

--------------------------------------------------------------------------------


Independent Auditor's Report                                                   1

Financial Statements
     Statements of Net Assets Available for Plan Benefits                      2
     Statements of Changes in Net Assets Available for
        Plan Benefits                                                          3
     Summary of Accounting Policies                                            4
     Notes to Financial Statements                                            5-10

Supplemental Material
     Schedules of Assets Held for Investment                                  12
     Schedules of Transactions or Series of Transactions in
        Excess of 5% of Plan Assets at Beginning of year                      13

                      [HOPKINS & HOWARD, P.C. LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT

The Plan Administrator and Participants
Southside Bancshares Corp.
Employee Stock Ownership Plan with 401(k) Provisions
St. Louis, Missouri

We have audited the accompanying statements of net assets available for plan benefits of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions taken as a whole. The schedules included in the supplemental material are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. Such supplemental material has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hopkins & Howard, P.C.

May 24, 2000

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 1999 and 1998

--------------------------------------------------------------------------------

                                                                   1999                                     1998
                                                  ---------------------------------------   ---------------------------------------
                                                   Allocated    Unallocated      Total       Allocated    Unallocated     Total
                                                  -----------   -----------   -----------   -----------   -----------   -----------
ASSETS
Cash                                                       67          --              67          --            --            --
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Investments, at fair value (notes 2 and 3)
   Southside Bancshares Corp. common stock,
     865,624 allocated shares and 222,372
     unallocated shares at December 31, 1999
       and 881,077 allocated shares and 259,434
     unallocated shares at December 31, 1998      $ 7,952,920     2,043,043     9,995,963    11,343,867     3,340,213    14,684,080

   Mutual Funds:
     SEI S&P 500 Index Fund                         1,873,022          --       1,873,022     1,743,393          --       1,743,393
     Institutional shares of Federated GNMA Trust     212,978          --         212,978       207,474          --         207,474
     Fidelity Funds Government Money Market           521,005        17,817       538,822       526,102          --         526,102
                                                  -----------   -----------   -----------   -----------   -----------   -----------

                                                  $10,559,925     2,060,860    12,620,785    13,820,836     3,340,213    17,161,049
Receivables:
   Employer contributions                             320,249          --         320,249       313,864          --         313,864
   Employees contributions                             27,665          --          27,665        26,321          --          26,321
   Loans to participants                              126,013          --         126,013        87,715          --          87,715
   Accrued interest and dividends                       8,011            42         8,053         7,920          --           7,920
                                                  -----------   -----------   -----------   -----------   -----------   -----------
                                                      481,938            42       481,980       435,820          --         435,820

         Total Assets                             $11,041,930     2,060,902    13,102,832    14,256,656     3,340,213    17,596,869

LIABILITIES

Loan payable (Note 4)                                    --       1,186,000     1,186,000          --       1,383,648     1,383,648
Accrued interest payable-loan payable                    --          26,319        26,319          --            --            --
Due to former participants                                 16          --              16          --            --            --
Administrative fee payable                              1,300          --           1,300          --            --            --
Excess employee contributions                           2,099          --           2,099            13          --              13
                                                  -----------   -----------   -----------   -----------   -----------   -----------

         Total Liabilities                              3,415     1,212,319     1,215,734            13     1,383,648     1,383,661
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Net Assets Available for Benefits                 $11,038,515       848,583    11,887,098    14,256,643     1,956,565    16,213,208
                                                  ===========   ===========   ===========   ===========   ===========   ===========

See accompanying summary of accounting policies and notes to financial
statements.                                                                   2

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

                                                               1999                                         1998
                                              ------------------------------------------   ----------------------------------------
                                               Allocated     Unallocated       Total        Allocated    Unallocated      Total
                                              ------------   ------------   ------------   ------------  ------------  ------------
Additions to Net Assets Attributed to:
   Investment income:
     Net appreciation (depreciation) in fair
      value of investments (note 3)           $ (2,844,706)      (819,961)    (3,664,667)     1,327,694       291,863     1,619,557
     Realized gain (loss) on sale of assets       (159,072)          --         (159,072)         1,533          --           1,533
     Dividends - stock                             288,147         71,159        359,306        264,695        75,063       339,758
     Interest                                       86,725           --           86,725         76,199          --          76,199
                                              ------------   ------------   ------------   ------------  ------------  ------------
                                                (2,628,906)      (748,802)    (3,377,708)     1,670,121       366,926     2,037,047
Allocation of Southside Bancshares Corp.
   common stock, 37,062 shares, at market,
   in 1999 and 1998                                477,173           --          477,173        435,478          --         435,478
Employee contributions                             386,571           --          386,571        489,188          --         489,188
Employer contributions                             122,585        214,216        336,801        116,200       243,187       359,387
                                              ------------   ------------   ------------   ------------  ------------  ------------

Total Additions                                 (1,642,577)      (534,586)    (2,177,163)     2,710,987       610,113     3,321,100
                                              ------------   ------------   ------------   ------------  ------------  ------------

Deductions from Net Assets Attributed to:
   Interest expense                                   --           96,223         96,223           --         120,586       120,586
   Administrative expense                            2,850           --            2,850           --            --            --
   Benefits paid to participants                 1,572,701           --        1,572,701        879,651          --         879,651
Allocation of Southside Bancshares Corp.
   common stock, 37,062 shares, at market,
   in 1999 and 1998                                   --          477,173        477,173           --         435,478       435,478
                                              ------------   ------------   ------------   ------------  ------------  ------------
Total Deductions                                 1,575,551        573,396      2,148,947        879,651       556,064     1,435,715
                                              ------------   ------------   ------------   ------------  ------------  ------------


Net Increase (Decrease)                         (3,218,128)    (1,107,982)    (4,326,110)     1,831,336        54,049     1,885,385
Net Assets Available for Benefits
   Beginning of year                            14,256,643      1,956,565     16,213,208     12,425,307     1,902,516    14,327,823
                                              ------------   ------------   ------------   ------------  ------------  ------------
   End of year                                $ 11,038,515        848,583     11,887,098     14,256,643     1,956,565    16,213,208
                                              ============   ============   ============   ============  ============  ============


See accompanying summary of accounting policies and notes to financial
statements.                                                                   3

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Summary of Accounting Policies

--------------------------------------------------------------------------------

BASIS OF PRESENTATION
The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENTS
Investments are stated at fair market value on December 31, 1999 and 1998. Fair value is determined by quoted market prices.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

USE OF ESTIMATES
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported additions to and deductions from net assets.

INCOME TAXES
The Internal Revenue Service issued its latest determination letter on February 7, 1996 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes.


See accompanying independent auditors' report.                              4

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Notes to Financial Statements

--------------------------------------------------------------------------------

1.   DESCRIPTIONS OF THE PLAN
     The following descriptions of Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) provisions (the Plan) are provided for general information only. Participants should refer to the Plan agreement for more complete information.

         GENERAL
         The Plan is a defined contribution employee benefit plan covering substantially all employees of Southside Bancshares Corp. (the Company) and the employees of its subsidiary banks, South Side National Bank in St. Louis, State Bank of Jefferson County, The Bank of St. Charles County, and Bank of Ste. Genevieve. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         ELIGIBILITY
         Employees are eligible for membership in the Plan after attainment of age 18 and completion of 6 months of service during the eligibility computation period. Employees must also complete 1,000 hours of service each calendar year and be employed at the end of the Plan year in order to participate in the Company contributions and forfeitures for that year.

         CONTRIBUTIONS
         Under the Plan agreement, employees may elect to contribute, on a tax deferred basis, not less than 1% nor more than 15% of covered compensation. The Company contributed an amount equal to 50% of these employee contributions, up to 6% of covered compensation.

         Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company's Board of Directors.

         The Company is required to contribute each year, an amount necessary to service any debt of the Plan incurred for the purpose of acquiring securities in accordance with the terms of the loan agreement. The maximum Company contribution allocated to a participant's account is the lesser of $30,000 or 25% [including the 401 (k) Plan] of the member's compensation paid by the employer for the year plus the interest obligation on the loans used to purchase stock.



See accompanying independent auditors' report.                              5

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Notes to Financial Statements

--------------------------------------------------------------------------------

         ALLOCATION OF BENEFITS
         Employer contributions and forfeitures are allocated to eligible participants' accounts based upon the ratio of eligible participants' compensation for the year to total compensation of all eligible Plan members for the year. Investment income and any gain or loss during the year is allocated to the participant's account in the same proportion as the balance of the participant's account to the total of all participants' accounts as of the previous valuation date.

         VESTING
         Participants are immediately fully vested in their contributions plus earnings thereon and one half of the employer matching contributions made to an employee's account each year. Upon a participant's attainment of his/her disability, retirement date, 65th birthday, or upon death, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting the remainder of that participant's account is based on years of continuous service as follows:

                              Completed years                   Vested
                                of service                    percentage
                                ----------                    ----------
                                Less than 2                        0%
                                     2                            25%
                                     3                            50%
                                     4                            75%
                                 5 or more                       100%

         In the event that the Plan meets certain provisions of the Internal Revenue Code (the Code), vesting may occur over a shorter period of time.

         DISTRIBUTIONS
         Participants with vested balances of $5,000 or less may choose to have account balances distributed in either stock or cash. Participants with vested balances greater than $5,000 are not given the option to receive cash for the stock included in their account. Participants' stock withdrawals are distributed from securities held by the Plan by transfer of common stock to the participants for full-share vested interest and cash for fractional-share vested interest. Forfeitures resulting from withdrawals prior to full vesting are allocated to participants' accounts as previously noted.

See accompanying independent auditors' report.                              6

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Notes to Financial Statements

--------------------------------------------------------------------------------

         LOANS
         Generally, participants may request a loan up to 50% of the vested balance in their account for reasons as stated in the financial hardship rules. All loans must be repaid in level payments over a maximum of a five-year period with an exception for loans used to acquire a participant's principal residence.

         DEBT
         The Plan purchased Company common shares using the proceeds of a bank borrowing (see Note 4) guaranteed by the Company, and holds these shares in a trust established under the Plan. The borrowing is to be repaid over a period of 10 years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

         The unallocated shares of stock serve as collateral for the borrowing. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan for the year ended December 31, 1999 and 1998 present separately the assets and liabilities and changes therein pertaining to:

                  a. The accounts of employees with vested rights in allocated stock (Allocated) and

                  b.  Stock not yet allocated to employees (Unallocated)

         ADMINISTRATIVE EXPENSES
         The Company pays all expenses incidental to the operation and management of the Plan for active participants.

         STOCK SPLIT
         On November 15, 1998, the Company effected a three for one stock split to shareholders of record on November 2, 1998.

         PLAN TERMINATION
         The Company reserves the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in their accounts.

See accompanying independent auditors' report.                              7

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Notes to Financial Statements

--------------------------------------------------------------------------------

2.   PARTY-IN-INTEREST TRANSACTIONS
     At December 31, 1999 and 1998, the Plan held an investment in the Company's common stock valued at $9,995,963 and $14,684,080, respectively. The Plan also received dividends of $359,306 and $339,758 in 1999 and 1998, respectively, recognized $3,931,502 in market value depreciation and $1,333,091 in market value appreciation on this investment during the years ended December 31, 1999 and 1998, respectively, and recognized $175,125 in losses on common stock distributions during the year ended December 31, 1999.

     During 1999, the Plan paid in full its note payable of $1,185,984 to South Side National Bank in St. Louis, an affiliated institution, by borrowing $1,186,600 from UMB Bank of St. Louis n.a. The unallocated shares of the Plan and the outstanding common shares of The Bank of St. Charles County secure the loan. The Company also guarantees the loan.

3.   INVESTMENTS
     Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1999 and 1998 are as follows:

                                                 DECEMBER 31, 1999
                                                 -----------------
                   Issuer                                Description of investment            Fair value
                   ------                                -------------------------            ----------
         Southside Bancshares Corp.                            Common stock:
                                                        865,624 shares allocated               $ 7,952,920
                                                        222,372 shares unallocated               2,043,043
                                                     ----------                                -----------
                                                      1,087,996  total shares                    9,995,963
                                                                                               ===========

         SEI S&P 500 Index Fund                          41,165 shares                         $ 1,873,022

                                                 DECEMBER 31, 1998
                                                 -----------------
                   Issuer                                Description of investment            Fair value
                   ------                                -------------------------            ----------
         Southside Bancshares Corp.                            Common stock:
                                                        881,077 shares allocated               $11,343,867
                                                        259,434 shares unallocated               3,340,213
                                                     ----------                                -----------
                                                      1,140,511  total shares                   14,684,080
                                                                                               ===========

         SEI S&P 500 Index Fund                          45,354 shares                        $  1,743,393

See accompanying independent auditors' report.                              8

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Notes to Financial Statements

--------------------------------------------------------------------------------

     INVESTMENTS (continued)
     During 1999 and 1998 the Plan's investments (including investments bought, sold and held during the year) depreciated or appreciated in value as follows:

                                                                              1999              1998
                                                                              ----              ----

         Southside Bancshares Corp.  common stock                         $(3,931,502)       $1,333,091
         SEI S&P 500 Index Fund                                               277,218           285,841
         Institutional shares of Federated GNMA Trust                         (10,383)              625
                                                                          -----------        ----------
                                                                          $(3,664,667)       $1,619,557
                                                                          ===========        ==========

     Activity in SEI S&P 500 Index Fund and Institutional shares of Federated GNMA Trust for the years ended December 31, 1999 and 1998, was as follows:

                                                                     1999                         1998
                                                          -------------------------     -----------------------
                                                          SEI S&P 500   GNMA Trust      SEI S&P 500  GNMA Trust
                                                          -----------   -----------     -----------  ----------
     Additions to Net Assets Attributed to:
        Investment income:
           Net (depreciation) appreciation in
            fair value of investments                       $ 277,218    $  (10,383)   $   285,841   $       625
         Interest and dividends                                36,114        13,239         32,060        11,547

     Employee contributions                                   140,107        40,666        110,229        26,172

     Fund transfers                                          (323,810)      (38,018)       376,045        (2,986)
                                                          -----------     ---------    -----------     ---------

     Net increase                                             129,629         5,504        804,175        35,358
     Balance at beginning of the year                       1,743,393       207,474        939,218       172,116
                                                          -----------     ---------    -----------     ---------
     Balance at the end of the year                       $ 1,873,022     $ 212,978    $ 1,743,393     $ 207,474
                                                          ===========     =========    ===========     =========



See accompanying independent auditors' report.                              9

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Notes to Financial Statements

--------------------------------------------------------------------------------

4.   LOAN PAYABLE

     During 1999 the Plan entered into a loan agreement UMB Bank of St. Louis n.a. (UMB) the proceeds of which were used to repay a loan from South Side National Bank in St. Louis (SSNB), an affiliated institution. The original loan from SSNB was used to purchase 560,010 shares of the Company's stock. The loan with UMB is due April 1, 2005. The unallocated shares of the Plan and the outstanding common shares of The Bank of St. Charles County secure the loan. The loan requires quarterly interest payments at 7.50%. The loan had a principal balance of $1,186,000 at December 31, 1999. The loan requires annual principal payments of $197,664 on March 31 of each year, with the final payment due April 1, 2005. During the year, 37,062 shares were released and allocated to the participants under the terms of the Plan.

5.   PLAN AMENDMENTS
     Effective August 1998, the Company amended the Plan to define "compensation" as base salary, overtime, and annual board approved bonuses. The Plan's previous provisions defined "compensation" as base salary, overtime, commissions paid to salesmen, and annual approved board bonuses.

     The Plan received its latest determination letter on February 7, 1996, in which the Internal Revenue Service stated that, the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

See accompanying independent auditors' report.                             10

                              SUPPLEMENTAL MATERIAL









See accompanying independent auditors' report.                             11

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Schedule of Assets Held for Investment

--------------------------------------------------------------------------------

As of December 31, 1999:
------------------------
                           Description                                Fair value           Cost
                           -----------                                ----------           ----
   Southside Bancshares Corp. common stock,
         865,624 Allocated Shares                                      $ 7,952,921        3,978,776
         222,372 Unallocated Shares                                      2,043,043        1,186,000
      ----------                                                       -----------        ---------
      1,087,996 Total Shares                                             9,995,963        5,164,776

   Mutual Funds:
     SEI S&P 500 Index Fund                                              1,873,022        1,655,993
     Institutional shares of Federated GNMA Trust                          538,822          538,822
     Fidelity Funds Government Portfolio                                   212,978          212,978
                                                                       -----------        ---------

                                                                       $12,620,785        7,572,569
                                                                       ===========        =========


As of December 31, 1998
-----------------------
                           Description                                Fair value           Cost
                           -----------                                ----------           ----
   Southside Bancshares Corp. common stock,
         881,077 Allocated Shares                                      $11,343,867        3,417,815
         259,434 Unallocated Shares                                      3,340,213        1,383,648
      ----------                                                       -----------        ---------
      1,140,511 Total Shares                                            14,684,080        4,801,463

   Mutual Funds:
     SEI S&P 500 Index Fund                                              1,743,393        1,505,899
     Institutional shares of Federated GNMA Trust                          207,474          208,693
     Fidelity Funds Government Portfolio                                   526,102          526,102
                                                                       -----------        ---------

                                                                       $17,161,049        7,042,157
                                                                       ===========        =========




See accompanying independent auditors' report.                             12

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Schedule of Transactions or Series of Transactions in Excess of 5% of Plan Assets at Beginning of Year


--------------------------------------------------------------------------------

For the Year Ended December 31, 1999:
-------------------------------------

                                  Number of      Purchase      Selling      Cost of
                                transactions       price        price        asset        Amount
                                ------------       -----        -----        -----        ------
SINGLE TRANSACTIONS
     Loan repayment                  1                                                 $ (1,186,984)
     Loan advance                    1                                                 $  1,186,984


SERIES OF TRANSACTIONS
     Southside Bancshares
     common stock:
         Acquisitions               14            -              -            547,078
         Distributions              39            -            1,128,534     -


For the Year Ended December 31, 1998:
-------------------------------------

                                  Number of      Purchase     Selling        Cost of
                                transactions       price        price        asset
                                ------------       -----        -----        -----
SERIES OF TRANSACTIONS
     Southside Bancshares
     common stock                    9              -           39.04        342,193
       (reinvested from             14              -           38.94        199,784
       terminated Pension
       Plan Trust as directed
       by participants)


See accompanying independent auditors' report.                             13